222 Old Kings Highway North
                                Darien, CT 06820

                                January 28, 1998


BY FAX AND CERTIFIED MAIL

The Board of Directors
RTI, Inc.
301 Antone Street
Sunland Park. NM 88063


Gentlemen:

I have come to the conclusion that there exist irreconcilable differences of opinion between the current senior management of the company, all of whom are directors, and me. These differences, when coupled with the intractability of management thereon and their apparent inability to recognize their very real conflict of interest, have made it impossible for me to act effectively as a director of the company.

Senior management has, for some time, raised their own demands as a roadblock to the successful refinancing of the company. They have indicated that they will not confirm to customers and potential investors their personal commitment to the future of the company without, as QUID PR QUO, the unanimous agreement of the independent directors, including me, to their terms. This is in direct breach of their existing agreements with the company and their fiduciary responsibilities as directors. Further, among their demands is a plan for the company to acquire assets which I believe are of questionable title, utility and value from an entity owned by them.

RTI has great potential. If properly financed and effectively managed and governed it has the ability to become a success and provide a long awaited benefit to its shareholders. Unfortunately I am not prepared to continue down the only path that management is dictating.

Therefore, it is with great regret that I hereby tender my resignation as a director of RTI, Inc., effective immediately. I also request, pursuant to SEC regulations, that my resignation and the contents of this letter be disclosed to the shareholders of the company.


                                   Sincerely,


                                   /s/ Sanders Davies
                                   --------------------------
                                       Sanders Davies